
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 19, 2009

Via Facsimile and U.S. Mail

Matthew P. Lawlor
Chief Executive Officer
Online Resources Corporation
4795 Meadow Wood Lane
Chantilly, VA 20151

> **Re: Online Resources Corporation**
> **Soliciting Material filed pursuant to Rule 14a-12**
> **Filed March 6 and 9, 2009**
> **File No. 0-26123**

Dear Mr. Lawlor:

We have reviewed your filings and have the following comments.

Soliciting Material filed pursuant to Rule 14a-12 on March 6, 2009

1.   We refer to comment 8 of our prior letter dated March 12, 2009. Please revise and refile the soliciting material. We note that your earnings growth for 2009 and 2010 is below the earnings growth for the top quartile. In addition, we disagree with your conclusion that you have provided a basis for the statement that "a consensus of the equity analysts who follow our stock expect us to continue this high level of earnings growth, both in 2009 and over the next three years." Specifically, the information that you provided appears to cover calendar years 2008 and earlier. In the alternative, please refrain from making these statements to the extent that they cannot be supported.

Soliciting Material filed pursuant to Rule 14a-12 on March 9, 2009

2.   We refer to comment 11 of our prior letter dated March 12, 2009. Please revise to clarify that your statements that you are the largest dedicated provider of web-based financial services and that you have the industry's highest bill pay upsell rate are based on your knowledge of the market.

3.   We refer to comment 12 of our prior letter dated March 12, 2009. Please revise to describe how "Float Normalized" was calculated.

4.   We refer to comment 12 of our prior letter dated March 12, 2009. We disagree with your conclusion that you have provided a basis for your projection of "30+% Long-Term Target." Specifically, you should discuss the historic trends that form the basis for your projection. Please provide us with additional support or refrain from making this statement to the extent that it cannot be supported.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        Direct any questions to Michael F. Johnson at (202) 551-3477 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

                                        Sincerely,

                                        Peggy Kim
                                        Special Counsel
                                        Office of Mergers & Acquisitions